Filed pursuant to Rule 433

Registration No. 333-151522

September 28, 2009

A	fter weeks of steadily upbeat housing data, several key	Robert Shiller, Chief Economist William Smalley, VP: Institutional Sales 973.889.1973
housing numbers came in worse than economists’
	expectations. Most notably, both new and existing home sales	UMM: $25.93 (-$0.74, -2.78%)
surprised lower, moving US equities downward.
DMM: $23.43 ($0.63, 2.76%)
UMM, similarly, responded with a modest sell off, closing the
	week at $25.93. DMM rallied, as enthusiasm was tempered by	Implied HPA: +7.17%
the negative reports.
The market is anticipating that the S&P/Case-Shiller Composite-10 Index will rise to 164.18 by August 2014 from 153.20 today (reflects data through June 2009).

Last week’s market movers:
• New Home Sales: +0.7% (v. +1.6% est.)
	• Existing Home Sales: -2.7% (v. +2.1% est.)	“We could be facing a triple whammy at the end of the year: the expiration of the tax credit, the end of the Fed mortgage-buying program, and rising foreclosures.”

This week’s housing market indicators:
Sep. 29 – S&P/Case-Shiller Home Price Index
	Sep. 30 – MBA Mortgage Applications	- Thomas Lawler, September 21st
	Sep. 30 – GDP	• • •
Oct. 2 – Unemployment

	Source: Bloomberg	“The bulk of the house price declines are behind us.”

- Dean Maki, September 21st

	Major Metro Housing: Housing Market Pulse	© www.MacroMarkets.com 2009

Contacts

For general inquiries or for more information, please visit www. MacroMarkets.com or call 888-9House5 (888-946-8735)

For press inquiries, please contact Diane Masucci at 973-889-1973 x 103

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free 888-9House5.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a MacroShares Trust.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark.

Additional Information about MacroShares can be found at www.macroshares.com

Major Metro Housing: Housing Market Pulse	© www.MacroMarkets.com 2009